The TriZetto Group, Inc.

567 San Nicholas Drive, Suite 360

Newport Beach, CA 92660

June 25, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng

Re:	The TriZetto Group, Inc.

Registration Statement on Form S-3 (File No. 333-140134)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of The TriZetto Group, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 5:00 p.m. Eastern Time on June 27, 2007, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

THE TRIZETTO GROUP, INC.

/s/ John P. Schaefer
John P. Schaefer, Corporate Counsel and Assistant Secretary

cc:	Christopher D. Ivey, Esq.